March 29, 2006

Via Fax and U.S. Mail

Mr. George E. Bull
Sequoia Mortgage Funding Corporation
One Belvedere Place, Suite 300
Mill Valley, CA 94941

Re: **Sequoia Mortgage Funding Corporation/Sequoia Residential Funding, Inc.**
         Registration Statement on Form S-3
         Filed March 1, 2006
         File No. 333-132123

Dear Mr. Bull:

We have limited our review of your filing for compliance with Regulation AB. Please note that our limited review covers only those issues addressed in the comments below. Please also note that our comments to either the base prospectus and/or the supplements should be applied universally, if applicable.

Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so that we can better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-3

General

1. We note from your "Derivatives" disclosure in the base that in addition to the derivatives you have specifically identified, "agreements relating to other types of derivative products… may be entered into…" Please note that a takedown off of

a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Also, please note that Securities Act Rule 409 requires that the registration statement be complete at the time of effectiveness except for information that is not known or reasonably available. Please revise the base prospectus to delete the phrase "unless otherwise specified in the prospectus supplement" and similar phrases, and describe the offering features reasonably contemplated to be included in an actual takedown.

2. Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4. of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

3. We note from the "Mortgage Backed Securities" section of your base prospectus that a trust fund may include mortgage securities in the pool of assets. Please revise your prospectus supplement to include bracketed language regarding the disclosure you will provide with respect to these securities if you choose to include them in the asset pool of an issuing entity.

4. Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus, or that finalized agreements will be filed simultaneously with or prior to the final prospectus. Refer to Item 1100(f) of Regulation AB.

5. Please also confirm that you will file unqualified legal and tax opinions at the time of each takedown.

6. We suggest explicitly incorporating the Annexes into the text to remove any misunderstanding that they are not part of the prospectus or supplement.

Prospectus #1

General

7. Please provide us an analysis as to why these are asset backed bonds rather than notes. In your response, please address what the difference is between the Senior Class Bonds and Senior Notes being offered in Prospectus #4.

Cover

8. We note that in the base prospectus you identify RWT Holdings, Inc. as the sponsor. Please revise the top of the supplement cover page accordingly. Please refer to Item 1103(a)(i) of Regulation AB and revise accordingly.

9. Please revise the Item 1102(d) disclosure to refer to "the issuing entity", rather than "the trust."

10. Please revise to identify that all forms of credit enhancement and derivatives contemplated by the supplement on the cover page.

Summary of Terms, page S-2

Priority of Payments, page S-5

11. We encourage you, in an appropriate place, to provide a graphic illustration(s) of the flow of funds and payment priorities and allocations, including any subordination features, to assist investors in understanding the payment flow on all classes of issued notes. Refer to Item 1103(a)(3)(vi) of Regulation AB.

12. We note you contemplate prefunding and revolving periods.   Please revise the prospectus supplement to provide bracketed disclosure of the information required by Item 1103(a)(5) of Regulation AB in the summary.

Servicer, page S-3

13. Please add a placeholder in the summary of terms indicating that you will identify all servicers that service 10% or more of the pool assets.

Originator, page S-3

14. Please add a placeholder in the summary of terms indicating that you will identify originators of 10% or more of the pool assets. Refer to Item 1110(a) of Regulation AB.

15. In addition, please add a placeholder, where you deem appropriate, confirming that you will provide a description of the origination program and prior experience of any originator that originates or is expected to originate 20% or more of the pool assets. Refer Item 1110(b) of Regulation AB.

Credit Enhancement, page S-5

16. Please include a bracketed placeholder for other possible credit enhancement and derivative disclosure. We note the credit enhancement and derivatives you

contemplate using as described in the base prospectus. Additionally, please include bracketed placeholders to confirm that you will identify any third parties providing credit support for 10% or more of the pool assets.

17. Please provide a brief summary of how losses not covered by credit enhancement will be allocated to the securities. See Item 1103(a)(3)(ix) of Regulation AB.

Bond Insurance Policy, page S-5

18. If this policy is guaranteeing the issued security, rather than the underlying assets, please consider whether this is a separate security that may need to be registered. Please advise. Refer to footnote 329 in the Adopting Release for Regulation AB (Release Nos. 33-8518; 34-50905).

Fees and Expenses, page S-6

19. Please identify from what source the servicer fee will be paid and the distribution priority. Refer to Item 1103(a)(7) of Regulation AB.

Optional Redemption, page S-8

20. Please expand your disclosure in this section or add a separate section to summarize other events that may trigger liquidation or amortization of the assets or other triggers that would alter the transaction structure or flow of funds, if applicable. Revise as appropriate.

Seller's Selection Procedures, page S-18

21. Please confirm that you will disclose, where you deem appropriate, any expenses related to selection and acquisition of assets.

Credit Enhancement, page S-35

22. Please insert bracketed language confirming that you will provide, when applicable, the disclosure relating to credit enhancement required by Item 1114(b) of Regulation AB.

23. Similarly, please revise to confirm that you will provide, when applicable, the disclosure relating to any derivative instruments used in connection with the prospectus required by Item 1115(a) and (b) of Regulation AB.

The Master Servicer and the Servicer, page S-40

24. Please confirm that you will provide disclosure for all affiliated and unaffiliated servicers that services 10% or more of the pool assets or any other material servicer identified. Refer to Item 1108(a)(2)(i) through (iv) of Regulation AB.

Delinquency and Foreclosure Experience, page S-41

25. Please confirm that delinquent assets will be limited to less than 20% of the asset pool. Refer to Item 1101(d) of Regulation AB.

26. Please provide delinquency and loss information for the asset pool, including statistical information regarding delinquencies and losses. Refer to Item 1111(c) of Regulation AB. Please confirm that you will provide delinquency information in 30/31 day buckets through charge-off. Refer to Items 1111(c) and 1100(b) of Regulation AB.

Assumed Characteristics of the Mortgage Loans, page S-58

27. It does not appear that your proposed format will present all of the information covered by Item 1111(b) of Regulation AB. Please revise to include other information requested in Item 1111(b) of Regulation AB, as applicable, or advise.

Annex A

28. Please tell us what information about the mortgage loans will be supplied in Annex A. Consider providing bracketed language.

Base Prospectus

General

29. Please tell us why you contemplate using two different depositors.

30. We note that on page S-22 of the prospectus supplement that a revolving period is contemplated. Please revise the base prospectus to include the disclosure regarding revolving periods by Item 1101(c)(3)(iii) of Regulation AB.

Limited Cross-Support, page 10

31. We note that the trust may contain "two or more separate mortgage pools." Please confirm, if true, that separate, unrelated transactions will not occur in the trust.

The Trust and the Trust Assets, page 19

32. Please delete the final bullet on page 19. The assets that may be included in the pool should be identified in this section of the base. Therefore, we do not believe that the last bullet should be necessary.

33. We note the first sentence of the second paragraph on page 20. Please identify the "other assets" that may be substituted into the asset pool.

Private Mortgage-Backed Securities, page 32

34. Please tell us how you will meet the requirements of Rule 190 under the Securities Act.

35. We note that you contemplate including participation certificates in the asset pool. These participations appear to be securities and their inclusion in the asset pool would trigger the resecuritization requirements discussed in Section III.A.6 of the adopting release and Rule 190. Please revise to disclose how you intend to meet your registration, disclosure and prospectus delivery obligations under Rule 190.

Credit Support Relating to Private Mortgage-Backed Securities, page 33

36. Please delete the phrase "other types of credit support."

Distributions on Securities, page 40

37. Please confirm that any interest rate will be a conventional rate of interest on debt and will not be calculated with reference to a commodities or securities index.

Other Purchases or Redemption, page 48

38. If the securities are redeemable upon discretion of the holder, please provide us your analysis under Rule 3a-7 of the Investment Company Act.

Credit Enhancement, page 52

39. Please delete the second-to-last bullet on page 52. All forms of credit enhancement should be identified and discussed in this section. Therefore, we do not believe that bullet should be necessary.

Insurance Policies, Surety Bonds and Guarantees, page 54

40. Please tell us how a demand note would operate.

Derivative Instruments, page 57

41. Please revise to clarify, if true, that the market value swaps contemplated by this offering are limited to use in auctions. If they are not, please specifically discuss the different types of market value swaps that may occur and why you believe they are consistent with the requirements of Regulation AB.

42. Please delete all references to credit default swaps from the filing. Alternatively, you may provide us more information on how the proposed credit default swaps will meet the definition of asset-backed security.

43. We note your reference to other types of derivatives that may be described in the prospectus supplement. Please delete. All contemplated types of derivatives should be described in the base prospectus.

Incorporation of Certain Documents by Reference, page 122

44. Please also indicate here that you will be filing Form 10-K's and Form 10-D's.

*   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all the facts relating to a company's disclosure, they are responsible for the accuracy and adequately of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Daniel H. Morris at (202) 551-3314 or me at (202) 551-3210 with any other questions.

Sincerely,

Susan C. Block
Attorney-Advisor

cc: Via Facsimile (415) 433-3883
Phillip R. Pollock
Tobin & Tobin